Exhibit 99.1

Tiziana Life Sciences Ltd

(“Tiziana” or “the Company”)

Updated Interim Results for the Six Months Ended 30 June 2022

London, 29 December 2022 – Tiziana Life Sciences Ltd (“Tiziana”, NASDAQ: TLSA), a biotechnology company enabling breakthrough CNS immunomodulation approaches to enhance the functionality of Treg-based therapies, today announced its interim results for the six months ended 30 June 2022.

Development activity during the first six months ended June 2022:

Foralumab

TZLS-401

●	Received FDA approval for enrollment of a second, Secondary Progressive Multiple Sclerosis (SPMS) patient under the Individual Patient Expanded Access Program (EAP) following favorable clinical results after 6 months of treatment of the first patient in the EA program.

●	Initiated a Phase 1b clinical trial in Crohn’s disease patients to evaluate oral capsules of foralumab, a fully human anti-cd3 monoclonal antibody. The revised protocol allowed for the study of a broader patient population and a shorter dosing period. These protocol amendments or revisions were intended to expedite patient enrollment with study completion targeted for the fourth quarter of 2022. This study was the first multiple-dose study with orally administered enteric-coated capsules of foralumab in patients with Crohn’s disease. Due to the refocus of the company subsequent to the first six months of 2022, this study has been placed on hold.

●	Granted permission by the FDA to enroll up to eight additional (SPMS) patients in the EAP with intranasal foralumab. As part of the original treatment plan, the foralumab dose will remain 50 mcg three times a week (MWF), which is the same dose administered previously to the first two SPMS patients. The dosing regimen in this IND also has a provision for dose escalation up to 100 mcg three times a week (MWF) as an option to improve clinical benefit, if needed.

●	Data from a Secondary Progressive Multiple Sclerosis patient treated with intranasal treatment with foralumab were presented on June 2, 2022 at the consortium of multiple sclerosis centers (CMSC) 2022 annual meeting. Dr. Tanuja Chitnis, MD, Professor of Neurology and the Principal investigator of the clinical study at the at the Brigham and Women’s Hospital (BWH), Boston, MA., presented a poster discussing clinical data from a patient with SPMS, who was treated with intranasal foralumab for six months.

●	Announced positive clinical results for the second patient (EA2) in the non-active SPMS Expanded Access (EA) Program following three months of dosing with intranasal foralumab. These results confirm the previously reported data, from the first non-active SPMS patient (EA1) after three months of treatment of intranasal foralumab. Foralumab, a fully human anti-CD3 monoclonal antibody, was well-tolerated and improved clinical and PET imaging analyses. The second patient was diagnosed with SPMS in 2014. Since then, the disease has been progressive, resulting in an accumulation of disability. Patient EA2 started ocrelizumab in 2018 and stopped this treatment in 2021. During this time EA2’s non-active SPMS progressed as measured by EDSS worsening from 3.5 in 2018 to 6.0 in 2021. At this point in time EA2 needed a cane to walk 100 meters. Patient EA2 was subsequently enrolled in the intranasal foralumab expanded access program. In September 2022, 8 months after starting treatment with intranasal foralumab, EA2 was able to walk 100 meters without a cane or need to rest. This improved the EDSS from 6.0 to 5.5. EA2’s pyramidal score remained stable during this time. In December 2022, 11 months after starting treatment with intranasal foralumab, EA2 was able to walk 200 meters without a cane or need to rest, resulting in further improvement in EDSS from 5.5 to 5.0. EA2’s pyramidal score continued to remain stable. Lastly preliminary reading of EA2’s 11-month PET Scan (December 2022) demonstrated improvement in microglial activation over baseline.

●	Initiated five Good Laboratory Practice (GLP) safety toxicology studies of foralumab administered intranasally and subcutaneously in HuGEMM CD3 transgenic mice. The five studies consisted of three intranasal toxicology studies of 14 days, 13 weeks and 26 weeks dosing duration and two subcutaneous safety toxicology studies of 14 days and 28 days dosing duration. On December 15, 2022 the Company announced that it had successfully completed the 13-week toxicology trial and that intranasal foralumab was well-tolerated.

●	Completed manufacturing of clinical supplies of foralumab solution for subcutaneous injection and initiated ICH stability studies.

●	Completed compatibility, stability and characterization studies of foralumab intranasal solution in unit dose device for nasal administration. Compatibility, stability and characterization studies of foralumab intranasal solution in multi dose device for intranasal administration will be completed in Q1 2023.

Anti IL-6R mAb

TZLS-501, formerly NI-1201

●	Filed IND for Phase 1 Clinical Trial in Healthy Subjects for treatment of interstitial lung disease associated with systemic scleroderma (SSc ILD).

●	Initiated effector function studies.

Milciclib

TZLS-201

●	Completed the manufacturing of clinical supplies, milciclib capsules, and initiated ICH stability program.

Highlights post period end:

●	On September 20, 2022, Tiziana announced that the second patient (“EA2”) with non-active secondary progressive multiple sclerosis (SPMS) receiving intranasal foralumab had shown additional clinical improvements as measured by the Expanded Disability Status Scale (EDSS), a standard clinical assessment. On October 12, 2022, Tiziana announced that it planned to submit an Investigational New Drug Application (IND) for a Phase 1 Trial of intranasal foralumab in Alzheimer’s disease patients after receiving an affirmative written response from the FDA on a Pre-Investigational New Drug Application (PIND). Tiziana plans on filing the IND for Alzheimer’s disease by the third quarter of 2023 upon the completion of requested toxicology studies, then starting its Phase 1 program by the end of 2023.

●	On November 2, 2022, Tiziana announced the completion of enrollment of the first patient cohort in its Intermediate Size Patient Population Expanded Access Program to evaluate foralumab in non-active SPMS patients.

●	On November 10, 2022, Tiziana announced its near-term focus on developing intranasal foralumab for inflammatory diseases of the Central Nervous System (CNS) such as non-active SPMS, Alzheimer’s disease and amyotrophic lateral sclerosis (ALS).

●	On December 15, 2022, Tiziana filed an IND with the FDA pertaining to a Phase 2 study of milciclib in combination with gemcitabine for NSCLC indication. Though further development on milciclb has been paused, the IND filing enables the Company to maximise the asset value with limited additional resources.

Intellectual Property

●	As of September 2022, the Company has a total of 298 granted patents.

Management Changes

●	Dr Matthew Davis, MD, RPh was appointed as Chief Medical Officer.

●	Dr Kunwar Shailubhai, PhD, resigned as Chief Executive Officer and Chief Scientific Officer and Gabriele Cerrone was appointed as interim Chief Executive Officer.

●	Dr. Thomas Adams, PhD, Executive Board Director passed away in January 2022.

Financial

●	For the six months ended 30 June 2022 the consolidated Group reported a loss of $8.3 million as compared to $17.0 million in the six months ended 30 June 2021.

●	The Group ended the period with $26.5 million cash as of 30 June 2022 as compared to $42.2 million on 31 December 2021.

●	Research and development (R&D) expenses increased to $7.5 million compared to $5.6 million in the first half of 2021. The increase is primarily related to the advancement of our proprietary programs, TZLS-401 and TZLS-501.

For further inquiries:

Tiziana Life Sciences Ltd

Hana Malik, Business Development, and Investor Relations Manager

+44 (0) 207 495 2379

email: info@tizianalifesciences.com

Investors:

Irina Koffler

LifeSci Advisors, LLC

646.970.4681

ikoffler@lifesciadvisors.com

About Tiziana Life Sciences

Tiziana Life Sciences is a clinical-stage biopharmaceutical company developing breakthrough immunomodulation therapies using transformational drug delivery technologies with a focus on its lead candidate, intranasal foralumab, as a treatment for diseases of the central nervous system (CNS). Tiziana’s innovative nasal, oral and inhalation approaches in development have the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s intranasal foralumab is the only fully human anti-CD3 mAb and has demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

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